

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

Via E-mail
Gary S. Olson
Chief Executive Officer and President
ESSA Bancorp, Inc.
200 Palmer Street
Stroudsburg, Pennsylvania 18360

      Re: ESSA Bancorp, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2013
              Filed December 16, 2013
              File No. 001-33384

Dear Mr. Olson:

      We have reviewed your supplemental response to our comment letter dated January 13, 2014 and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013

Notes to the Consolidated Financial Statements

Note 5. Loans Receivable, page F-24

1. We note your response to comment three from our letter dated January 13, 2014. We remain unclear as to why you recognized the entire amount of accretable yield related to your purchased credit impaired ("PCI") loans acquired from your merger with First Star Bank ("First Star") during the fiscal year ended September 30, 2013. Please address the following so that we may better understand your accounting treatment:

   - Refer to ASC 310-30-35-3 and tell us, in detail, how you concluded at acquisition that you had a reasonable expectation of the timing and amount of cash flows expected to be collected and should therefore recognize income on a level yield basis over the life of the loan (accretable yield) rather than using the cost recovery method or cash basis method of income recognition.

- As a related matter, tell us how you determined that these loans were not acquired primarily for the rewards and ownership of the underlying collateral for which ASC 310-30-35-3 states that the accrual of income is inappropriate.

- As it relates to the methodology that you applied for these loans (i.e., interest method), tell us how you complied with ASC 310-30-35-2 which requires the recognition of the accretable yield on a level yield basis over the life of the loan. In preparing your response please adequately address the fact that these loans had a carrying value of $7.1 million at September 30, 2013 and also the fact that your disclosure on page F-25 states that there were no material increases or decreases in the expected cash flows of these loans between July 31, 2012 ("the acquisition date") and September 30, 2013. This appears contradictory to your response dated February 6, 2014, which states that as you approached the one-year anniversary of the acquisition of First Star you determined that the original estimate of twelve months for the resolution of all loans acquired with credit deterioration was no longer valid. Considering these factors, ensure that your response adequately addresses why your cash flow expectations for your PCI loans were not revised at any time during the period July 31, 2012 and September 30, 2013 and that your initial estimate of twelve months continued to represent a reasonable expectation about the timing and amount of cash flows expected to be collected as required by ASC 310-30-35-2.

To the extent that you believe applying a different method of accounting for these PCI loans (e.g., revision of expected cash flows using the interest method, cost recovery method, cash basis method, etc.) would not have been material to your financial statements, please provide us with a detailed materiality analysis as of September 30, 2013 to support your conclusion.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3697 with any questions.

Sincerely,

/s/ Benjamin Phippen

Benjamin Phippen
Reviewing Accountant